[LOGO - intertape polymer group(TM)]

                                    Form 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                            Report of Foreign Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                       the Securities Exchange Act of 1934

                          Intertape Polymer Group Inc.
                            Announces September 2001
                             Third Quarter Results

                          Intertape Polymer Group Inc.

          110E Montee de Liesse, St. Laurent, Quebec, Canada, H4T 1N4

       (Indicate by check mark whether the registrant files or will file quarterly reports under cover Form 20-F or Form 40-F

              Form 20-F   (X)                     Form 40-F    ( )

  (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                    Yes   ( )                     No    (X)

 (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

                                   SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.


Intertape Polymer Group Inc.


November 21, 2001                By: /s/ John Fain
                                     -----------------------------------
                                     John Fain
                                     Vice President, Corporate Marketing
                                     Intertape Polymer Group Inc.

[GLOBE 2001 LOGO]



                                             THIRD
                                             QUARTERLY
                                             REPORT


                                             Intertape
                                             Polymer
                                             Group Inc.

                                             [INTERTAPE POLYMER GROUP LOGO]

[GLOBE 2001 LOGO] THIRD QUARTERLY REPORT                   SAFE HARBOR STATEMENT
                  --------------------------------------------------------------


Certain statements and information set forth in this report, as well as other written or oral statements made from time to time by the Company or by its authorized executive officers on its behalf, constitute "forward-looking statements" within the meaning of the United States Federal Private Securities Litigation Reform Act of 1995. The Company intends for its forward-looking statements to be covered by the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The reader should note that the Company's forward-looking statements speak only as of the date of this report or when made and the Company undertakes no duty or obligation to update or revise its forward-looking statements. Although management believes that the expectations, plans, intentions and projections reflected in its forward-looking statements are reasonable, such statements are subject to known and unknown risks, uncertainties and other factors that may cause the Company's actual results, performance or achievements expressed or implied by the forward-looking statements. The risks, uncertainties and other factors that the Company's stockholders and prospective investors should consider include, but are not limited to, the following: risks associated with pricing, volume and continued strength of markets where the Company's products are sold; delays and disruptions associated with terrorist attacks and reprisals, political instability, heightened security and war in countries of the world that affect the Company's business; the Company's ability to successfully complete negotiations with its lenders; the effect of competition on the Company's ability to maintain margins on existing or acquired operations; and other risk factors listed from time to time in the Company's reports (including its Annual Report on Form 40-F) filed with the U.S. Securities and Exchange Commission.


                                             [INTERTAPE POLYMER GROUP LOGO]

[GLOBE 2001 LOGO] THIRD QUARTERLY REPORT      MANAGEMENT'S DISCUSSION & ANALYSIS
                  --------------------------------------------------------------



REVIEW OF OPERATIONS

SALES

Sales declined 10.6% or $17.8 million to $148.6 million for the three-month period ended September 30, 2001 as compared to $166.4 million for the same period in 2000. Sales declined 10.8% or $54.2 million to $448.7 million for the nine-month period ended September 30, 2001 as compared to $502.9 million for the same period in 2000. The decline in sales is related to the softening of both domestic and export economies; and to lower selling prices.

Prior to September 11, domestic markets had been slowing over the past year. Sales in the third quarter were impacted by the events of September 11, which resulted in cross-border transportation slowdowns effecting deliveries to both customers and from suppliers. Export markets have also negatively impacted sales. The Company has withdrawn from commodity export markets in Masking Tape, which were derived from previous acquisitions and do not fall within our overall strategy.

Declines of 1.8% in average selling prices had a negative effect on sales of approximately $8.0 million for the nine-month period ended September 30, 2001. These declines are mostly related to lower raw material prices.

GROSS PROFIT AND GROSS MARGINS

Gross margins declined 9.4% to 17.5% for the third quarter and declined 4.2% to 20.4% for the nine months. Included in gross profits for the three and nine-month period ended September 2001 are three unusual charges. The Company has completed its Regional Distribution Centers (RDC's) strategy and all five locations are now open and fully functional. The Company has been able to close the approximately twenty-five leased warehouse facilities during the year and has consolidated shipments through the five RDC's. The relocation of inventory and the necessary product brand changes related to the acquisition of United Tape Co, (UTC) has resulted in a reduction in finished goods inventory value of $3.2 million related to obsolete product.

Even though IPG's order entry has remained relatively steady since September 11, management has determined further staff cuts are necessary to insure the Company is prepared for any further erosion in the economy. During the third quarter, $0.5 million of additional severance related charges were recorded in addition to the $0.7 million recorded in the first half. Finally, during the first half of the year, the Company also recorded a charge of $2.3 million for the cost of setting up the RDC's. Before these charges, gross margins for the three and nine-month period ended September 30, 2001 would have been 20.0% and 21.9%.

Over the next four quarters, gross margins should start to recover. Raw material prices appear to have levelled off. Fixed costs in the various facilities will continue to decline as a result of the various cost reduction initiatives. Order entry levels are also holding at the current time. The Company's overall strategy should provide for growth provided the economy does not erode further.

SELLING, GENERAL AND ADMINISTRATION EXPENSES

Selling, general and administration (SG&A) costs were $27.8 million for the third quarter of 2001 as compared to $21.3 million for the same period last year; and were $69.8 million and $59.2 million for the nine-month period ended September 30, 2001 and 2000 respectively. Included in SG&A for the three and nine-month period ended September 30, 2001 are two factors as a result of management decisions. First of all, the uncertain economy and the events of September 11 have adversely effected several segments of the Company's customer base (steel, lumber, export retail etc.). As a result, management has increased reserves for bad debts by $4.0 million. In addition, bad debt reserves set up during the fourth quarter of 2000 against accounts receivable have proven to be insufficient related to the migration of Central Products during the second quarter; and a further $3.0 million has been recorded in the third quarter of 2001. Total charges for the third quarter related to reserves for bad debts are $7.0 million. Second of all, in addition to the charges for severance included in cost of sales are $1.0 million of such charges


                                             [INTERTAPE POLYMER GROUP LOGO]

[GLOBE 2001 LOGO] THIRD QUARTERLY REPORT      MANAGEMENT'S DISCUSSION & ANALYSIS
                  --------------------------------------------------------------


included in SG&A for the third quarter of 2001 and an additional $2.0 million from the previous first half. Excluding these charges, SG&A for the three and nine-month period ended September 30, 2001 were $19.8 million and $59.8 million respectively.

Included in SG&A for 2001 are the costs related to UTC; an acquisition which was completed on September 1, 2000. The SG&A costs of UTC are approximately $2.0 million per quarter.

OPERATING PROFIT

Operating profit for the three months ended September 30, 2001 was a loss of $1.8 million after the effect of the above noted charges or a profit of $9.9 million before the effect of these charges. This compares to a profit of $23.4 million for the same period last year. The nine-month comparisons are profits of $21.8 million as reported and $38.5 million after the effect of the above noted charges; compared to $64.5 million for the same period in 2000. This decline in operating profits for 2001 is as a result of lower sales volume and lower unit selling prices, the impact of lower value added applied against fixed manufacturing costs and selling general and administrative costs which are not related to changes in volume.

FINANCIAL EXPENSES

During the course of 2001, the Company has successfully resolved its long-term financing needs. Final closing is expected to take place by November 30, 2001. In this regard, $6.7 million in related financing costs have been accrued and expensed in the third quarter. These costs have been recorded in financial expenses.

EARNINGS BEFORE INTEREST, TAXES AND DEPRECIATION AND AMORTIZATION COSTS
(EBITDA).

EBITDA for the three-month period ended September 30, 2001 were $3.6 million as reported and $15.3 million before the effect of the above mentioned charges. This compares to $28.4 million for the same period last year. For the nine-month period ended September 30, 2001, EBITDA was $37.8 million as reported and $54.5 million before the effect of the above noted charges. This compares to $84.2 million for the nine-month period in 2000.

NET EARNINGS

As a result of lower volume, compressed margins and the above noted charges, the Company recorded a net loss of $12.7 million for the third quarter compared to net earnings of $9.6 million last year. For the nine-month period ended September 30, 2001, the comparison is a net loss of $11.2 million as compared to a net earnings of $29.8 million. Excluding the above noted charges, the third quarter and nine-month period ended September 30, net earnings for 2001 would have been $0.6 million and $5.0 million.

LIQUIDITY AND CAPITAL RESOURCES

CHANGES IN CASH FLOW

THIRD QUARTER 2001 COMPARED TO 2000

During the third quarter of 2001, the Company reduced debt. This was accomplished by generating of $13.2 million from working capital less cash operating losses of $5.2 million. To these net funds from operations of $7.9 million was a further amount of $2.5 million derived from the issue of capital stock. The combined net cash inflows of $10.4 million were used to acquire capital and other assets of $5.4 million, repay long-term debt of $0.4 million, fund foreign exchange changes of $2.3 million, and reduce bank indebtedness in the amount of $2.4 million.

The third quarter of 2000 was different. Bank indebtedness increased by $28.2 million. The Company generated funds from operations of $20.1 million but used $4.4 million to increase working capital. The Company borrowed $40.0 million and used these funds to acquire UTC for $28.2 million, purchase capital and other assets of $16.9 million, repay long-term debt and repurchase common shares in the amount of $2.2 million and fund foreign exchange of $2.8 million.


                                             [INTERTAPE POLYMER GROUP LOGO]

[GLOBE 2001 LOGO] THIRD QUARTERLY REPORT      MANAGEMENT'S DISCUSSION & ANALYSIS
                  --------------------------------------------------------------


NINE MONTHS ENDED SEPTEMBER 2001 COMPARED TO 2000

The nine months ended September 30, 2001 can be characterized as being one of debt reduction and operational consolidation. During this period, the Company reduced its bank indebtedness by $8.6 million and repaid long-term debt by $9.4 million. This total reduction of interest bearing debt in the amount of $18.0 million was accomplished by funds provided through operations of $12.7 million and a decrease in working capital of $23.2 million; proceeds from the sale of a capital asset of $8.0 million and the issuance of common shares of $3.4 million. Total funds provided of $47.3 million were used to acquire capital and other assets of $25.1 million, repurchase common shares in the amount of $0.9 million and fund foreign exchange of $3.3 million with the balance used to reduce debts.

The nine months ended September 30, 2000 was the end of a five-year period of rapid expansion through acquisitions and capacity increases for new and current products. The Company generated cash of $62.8 million but increased working capital in the amount of $40.8 million leaving a balance of $21.8 million from operations. The Company generated an additional $23.2 million as a result of the sale of its interest in IFCO Systems. However, the Company had to increase its bank indebtedness by $38.4 million as funds were required to purchase UTC for $28.2 million, acquire capital assets in the amount of $36.0 million, repay long-term debt and pay dividends of $2.0 million and $3.0 million respectively, repurchase common shares for a net cost of $1.0 million and fund foreign exchange in the amount of $3.8 million.

CAPITAL EXPENDITURES

Capital expenditures for the three and nine-month period ended September 30, 2001 were $3.2 million and $20.9 million respectively. For the same periods in 2000, the expenditures were $15.6 million and $36.0 million. In light of the current economic climate, the Company has curtailed most significant capital expenditures programs related to new products and capacity increases beyond the level of approximately $2.5 million per quarter.

CREDIT FACILITIES

The Company has reported that it has concluded the discussions with the Senior Unsecured Noteholders (Noteholders) and its Banks. It is anticipated that closing of these new arrangements will take place before November 30, 2001. The financial effect of these new arrangements is that interest due on the $274.0 million Noteholders' debt will increase by approximately $1.5 million per quarter commencing with the fourth quarter of 2001.


                                             [INTERTAPE POLYMER GROUP LOGO]

                                                           CONSOLIDATED EARNINGS
[GLOBE 2001 LOGO] THIRD QUARTERLY REPORT                   AND RETAINED EARNINGS
                  --------------------------------------------------------------
                                                (Unaudited)/ Using Canadian GAAP

CONSOLIDATED EARNINGS
(In thousands of U.S. dollars; except per share amounts)

FOR THE PERIOD ENDED SEPTEMBER 30,                      THREE MONTHS                     NINE MONTHS
---------------------------------------------------------------------------------------------------------
                                                    2001            2000            2001           2000
---------------------------------------------------------------------------------------------------------
                                                      $               $              $               $
SALES                                              148,602         166,356        448,730         502,945
Cost of sales (Note 4)                             122,544         121,612        357,183         379,242
---------------------------------------------------------------------------------------------------------
GROSS PROFIT                                        26,058          44,744         91,547         123,703
---------------------------------------------------------------------------------------------------------
                                                      17.5%           26.9%          20.4%           24.6%
---------------------------------------------------------------------------------------------------------

Selling, general and administrative expenses
(Note 4)                                            27,837          21,306         69,785          59,229
Amortization of goodwill                             1,757           1,663          5,297           4,735
Research and development                               884           1,073          3,250           3,807
Financial expenses (Note 4)                         13,212           7,345         29,384          19,992
---------------------------------------------------------------------------------------------------------
                                                    43,690          31,387        107,716          87,763
Gain on sale of interest in joint venture               --              --             --          (5,500)
---------------------------------------------------------------------------------------------------------
                                                    43,690          31,387        107,716          82,263
---------------------------------------------------------------------------------------------------------

Earnings (loss) before income taxes                (17,632)         13,357        (16,169)         41,440
Income taxes (recovery)                             (4,937)          3,741         (4,937)         11,603
---------------------------------------------------------------------------------------------------------
NET EARNINGS (LOSS) FOR THE PERIOD                 (12,695)          9,616        (11,232)         29,837
=========================================================================================================

EARNINGS (LOSS) PER SHARE

Basic                                                (0.45)           0.34          (0.40)           1.05
Diluted ( Note 2)                                    (0.45)           0.33          (0.40)           1.03
---------------------------------------------------------------------------------------------------------

COMMON SHARES
Average number of shares outstanding
Basic                                           28,346,102      28,342,803     28,188,650      28,310,698
Diluted ( Note 2)                               28,346,102      28,763,582     28,188,650      28,783,774
---------------------------------------------------------------------------------------------------------

CONSOLIDATED RETAINED EARNINGS
(In thousands of U.S. dollars)

FOR THE PERIOD ENDED SEPTEMBER 30,                    THREE MONTHS                       NINE MONTHS
---------------------------------------------------------------------------------------------------------
                                                    2001            2000            2001           2000
---------------------------------------------------------------------------------------------------------
                                                      $               $              $               $
Retained earnings - beginning of period            118,272         105,523        116,966          88,422
Net earnings (loss) for the period                 (12,695)          9,616        (11,232)         29,837
Premium on purchase for cancellation of common          --            (589)          (157)           (703)
  shares
Dividends paid                                          --              --             --          (3,006)
---------------------------------------------------------------------------------------------------------
RETAINED EARNINGS - END OF PERIOD                  105,577         114,550        105,577         114,550
=========================================================================================================


                                             [INTERTAPE POLYMER GROUP LOGO]

[GLOBE 2001 LOGO] THIRD QUARTERLY REPORT                 CONSOLIDATED CASH FLOWS
                  --------------------------------------------------------------
                                                    In thousands of U.S. dollars
                                                (Unaudited)/ Using Canadian GAAP


FOR THE PERIOD ENDED SEPTEMBER 30,                    THREE MONTHS                       NINE MONTHS
---------------------------------------------------------------------------------------------------------
                                                    2001            2000            2001           2000
---------------------------------------------------------------------------------------------------------
                                                      $               $              $               $
OPERATING ACTIVITIES
Net earnings (loss) for the period                 (12,695)          9,616        (11,232)         29,837
Non-cash items
  Depreciation and amortization                      8,065           7,736         24,622          22,805
  Future income taxes (recovery)                      (658)          2,737           (658)          8,514
  Write-off of capital assets                           --              --             --           1,594
---------------------------------------------------------------------------------------------------------
CASH FROM OPERATIONS BEFORE FUNDING OF
  CHANGES IN NON-CASH WORKING CAPITAL ITEMS         (5,288)         20,089         12,732          62,750
---------------------------------------------------------------------------------------------------------
Changes in non-cash working capital items
  Trade and other receivables                       (1,062)         (8,094)        (2,989)        (29,558)
  Inventories and parts and supplies                11,951          (6,524)        16,404          (4,967)
  Prepaid expenses                                     (68)         (1,183)           939            (960)
  Accounts payable and accrued liabilities           2,345          11,394          8,845          (5,423)
---------------------------------------------------------------------------------------------------------
                                                    13,166          (4,407)        23,199         (40,908)
---------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES                 7,878          15,682         35,931          21,842
=========================================================================================================

INVESTING ACTIVITIES

Business acquisitions                                   --         (28,195)            --         (28,195)
Capital assets                                      (3,202)        (15,601)       (20,939)        (36,017)
Proceeds on sale of capital assets                      --             (15)         8,000           4,239
Other assets                                        (2,192)         (1,291)        (4,172)         18,981
---------------------------------------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES                (5,394)        (45,102)       (17,111)        (40,992)
=========================================================================================================

FINANCING ACTIVITIES

Net change in bank indebtedness                     (2,356)         39,971         (8,572)         38,433
Repayment of long-term debt                           (402)         (1,226)        (9,374)         (2,012)
Issue of common shares                               2,533              53          3,387             176
Common shares purchased for cancellation                --            (990)          (923)         (1,243)
Dividends paid                                          --              --             --          (3,006)
---------------------------------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES                  (225)         37,808        (15,482)         32,348
=========================================================================================================

NET INCREASE IN CASH DURING THE PERIOD               2,259           8,388          3,338          13,198
Effect of foreign currency translation
    adjustments                                     (2,259)         (2,813)        (3,338)         (3,774)
Bank indebtedness assumed on
    business acquisitions                               --          (9,424)            --          (9,424)
---------------------------------------------------------------------------------------------------------
CASH POSITION, BEGINNING OF PERIOD                      --           3,849             --              --
=========================================================================================================
CASH POSITION, END OF PERIOD                            --              --             --              --
=========================================================================================================


                                             [INTERTAPE POLYMER GROUP LOGO]

[GLOBE 2001 LOGO] THIRD QUARTERLY REPORT              CONSOLIDATED BALANCE SHEET
                  --------------------------------------------------------------
                                                    In thousands of U.S. dollars
                                                (Unaudited)/ Using Canadian GAAP


                                                                      AS AT SEPTEMBER 30,  AS AT DECEMBER 31,
                                                                     2001            2000              2000
-------------------------------------------------------------------------------------------------------------
                                                                       $              $                 $
ASSETS
Current assets
  Trade receivables                                                  95,348        122,725             97,478
  Other receivables                                                  16,530         15,282             11,659
  Inventories                                                        70,786         98,151             89,264
  Parts and supplies                                                 11,390          9,768             10,069
  Prepaid expenses                                                    5,180          5,274              6,114
  Future income tax assets                                           10,585         10,907             10,810
-------------------------------------------------------------------------------------------------------------
                                                                    209,819        262,107            225,394
Capital assets                                                      368,985        362,843            374,753
Other assets                                                         10,502         11,615             10,636
Goodwill, at amortized cost                                         229,192        232,525            234,257
-------------------------------------------------------------------------------------------------------------
TOTAL ASSETS                                                        818,498        869,090            845,040
=============================================================================================================

LIABILITIES

Current liabilities
  Bank indebtedness (including checks in circulation of $7.9M)      118,786        129,487            127,333
  Accounts payable and accrued liabilities                           88,226         85,093             79,811
  Installments on long-term debt                                      1,324         10,014              9,532
-------------------------------------------------------------------------------------------------------------
                                                                    208,336        224,594            216,676
Long-term debt                                                      275,510        276,442            276,684
Other liabilities                                                     4,500         14,000              4,500
Future income tax liabilities                                        36,078         45,200             37,538
-------------------------------------------------------------------------------------------------------------
TOTAL LIABILITIES                                                   524,424        560,236            535,398
=============================================================================================================

SHAREHOLDERS' EQUITY

Capital stock and share purchase warrants                           189,523        188,784            186,908
Retained earnings                                                   105,577        114,550            116,966
Accumulated foreign currency translation adjustments                 (1,026)         5,520              5,768
-------------------------------------------------------------------------------------------------------------
TOTAL SHAREHOLDERS' EQUITY                                          294,074        308,854            309,642
-------------------------------------------------------------------------------------------------------------
TOTAL LIABILITY AND SHAREHOLDERS' EQUITY                            818,498        869,090            845,040
=============================================================================================================


                                             [INTERTAPE POLYMER GROUP LOGO]

[GLOBE 2001 LOGO] THIRD QUARTERLY REPORT           NOTES TO FINANCIAL STATEMENTS
                  --------------------------------------------------------------
                          In thousands of U.S. dollars; except per share amounts
                                                (Unaudited)/ Using Canadian GAAP

NOTE 1.

BASIS OF PRESENTATION

In the opinion of Management, the accompanying unaudited, interim consolidated financial statements, prepared in accordance with Canadian generally accepted accounting principles, contain all adjustments necessary to present fairly Intertape Polymer Group Inc.'s (IPG) financial position for the three-month and nine-month periods ended September 30, 2001 and 2000 and December 31, 2000 as well as its results of operations and its cash flow for the three-month and nine-month periods ended September 30, 2001 and 2000.

While Management believes that the disclosures presented are adequate, these unaudited interim consolidated financial statements and notes should be read in conjunction with IPG's annual consolidated financial statements.

These unaudited interim consolidated financial statements and notes follow the same accounting policies as the most recent annual consolidated financial statements.

NOTE 2.

ACCOUNTING CHANGES

Effective December 1, 2000, IPG has adopted the Canadian Institute of Chartered Accountants recommendations related to the accounting for earnings per share. The recommendations require the application of the treasury stock method for the calculation of the dilutive effect of stock options and other dilutive securities. In accordance with the provisions of the new recommendations, IPG has restated the diluted earnings per share for comparative periods.

During the first quarter of 2001, IPG has adopted retroactively the Canadian Institute of Chartered Accountants recommendations on the presentation of the interim financial statements. The new recommendations require minimal disclosures including the basis of presentation. These new recommendations also require a comparative balance sheet established as of December 31st.

NOTE 3.

EARNINGS PER SHARE

The following table provides a reconciliation between basic and diluted earnings per share:

                                         THREE MONTHS         NINE MONTHS
FOR THE PERIOD ENDED SEPT. 30,          2001      2000       2001      2000
-----------------------------------------------------------------------------
                                           $         $          $        $
Net earnings (loss) applicable
  to common shares                      (12,695)    9,616    (11,232)  29,837
-----------------------------------------------------------------------------
Weighted average number of
  common shares outstanding              28,346    28,343     28,188   28,311

Effect of dilutive stock options
  and warrants(a)                             -       421          -      473
-----------------------------------------------------------------------------

Weighted average number
  of diluted common shares
  Outstanding                            28,346    28,764     28,188   28,784
Basic earnings (loss) per share           (0.45)     0.34      (0.40)    1.05
Diluted earnings (loss) per share         (0.45)     0.33      (0.40)    1.03
-----------------------------------------------------------------------------

(a) Diluted earnings per share is calculated by adjusting outstanding shares, assuming any dilutive effects of stock options and warrants. For the nine- month and the three-month periods ended September 30, 2001, the effect of stock options and warrants were not included, as the effect would be anti-dilutive.

NOTE 4.

STATEMENT OF CONSOLIDATED EARNINGS

Included in the Statement of Consolidated Earnings are the following items:

COST OF SALES:

a) The Company has undertaken a series of workforce reductions. During the third quarter, $0.5 million charge was recorded for workforce reductions. An additional $0.7 million was recorded during the first half for a total amount of $1.2 million. As at September 30, 2001, a provision of $2.4 million in respect of a program of workforce reductions was reflected in the consolidated accounts payable and accrued liabilities.


                                             [INTERTAPE POLYMER GROUP LOGO]

[GLOBE 2001 LOGO] THIRD QUARTERLY REPORT           NOTES TO FINANCIAL STATEMENTS
                  --------------------------------------------------------------
                          In thousands of U.S. dollars; except per share amounts
                                                (Unaudited)/ Using Canadian GAAP


b) The Company has completed the opening of its five Regional Distribution Centers (RDC) and as a result, has been able to close approximately 25 leased warehouses. The relocation of inventory to these centers plus the necessary product brand changes related to the acquisition of United Tape has resulted in a charge for finished goods inventory reduction of $3.2 million related to obsolete inventory in the third quarter.

c) During the second quarter, a one-time charge was recorded in the amount of $2.3 million in cost of sales related to the cost of setting up the five RDC's.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

During the third quarter, the allowance for doubtful accounts was increased resulting in a charge of $7.0 million - of this amount, $4.0 million is as a result of current economic conditions and $3.0 million is as a result of the migration of Central Product Company's business onto the Company's systems.

FINANCIAL EXPENSES

During the quarter, the Company recorded $6.7 million of costs related to debt refinancing.

NOTE 5.

BANK INDEBTEDNESS AND LONG-TERM-DEBT

The Company accepted a term sheet provided by the Company's bankers. The term sheet provides for three facilities as follows:

- a $50.0 million revolving line of credit for a period of one year extendable annually at the option of the banks and, if not extended, converting to a one year term loan with a $50.0 million payment due at the expiration of the term;

- a $40.0 million term loan repayable over eight quarters ending December 31, 2003;

- and a $60.0 million four year term loan with semi-annual payments commencing March 2004.

Proceeds of these three facilities will be used to repay all bank indebtedness outstanding at the time of closing, of approximately $111.0 million. Interest rates on the three facilities will initially be 395 bps over Libor, and will be adjusted downwards by as much as 300 bps in the event certain financial thresholds are achieved. The Company currently pays 395 bps over Libor on most of its bank facilities. The term sheet contemplates that certain security will be granted to the Banks and the Senior Unsecured Noteholders. In the event that certain financial thresholds are achieved, the security will be released. It is anticipated that these new facilities will close before November 30, 2001.

NOTE 6.

DIFFERENCES IN ACCOUNTING BETWEEN THE UNITED STATES OF AMERICA AND CANADA

RE-PRICING OF STOCK OPTIONS

The re-pricing of stock options that occurred in January 2001 has resulted, under US GAAP, in variable plan accounting for the re-priced options. Under US GAAP, the Company would have recorded a non-cash gain of $2.6 million in the quarter ended September 30, 2001 and a non-cash charge of $2.6 million in the quarter ended June 30, 2001. These would have no income tax consequences for the Company and would reflect the changes in the market price of the common shares.

Accordingly, the Company's net loss, basic loss per share and diluted loss per share would have been reduced by $2.6 million, $0.09 and $0.10 respectively for the three-month period ended September 30, 2001. The net loss, basic loss per share and diluted loss per share would not have been impacted by the re-pricing of stock options for the nine months ended September 30, 2001 as the cumulative impact is nil. There would be no impact for the three-month and nine-month periods ended September 30, 2000.

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[GLOBE 2001 LOGO] THIRD QUARTERLY REPORT           NOTES TO FINANCIAL STATEMENTS
                  --------------------------------------------------------------
                          In thousands of U.S. dollars; except per share amounts
                                                (Unaudited)/ Using Canadian GAAP

NOTE 7.

NEW ACCOUNTING PRONOUNCEMENTS

Over the past several months, the Financial Accounting Standards Board approved the issuance of SFAS No. 141, "Business Combinations" and SFAS 142, "Goodwill and Other Intangible Assets". The new standards require that all business combinations initiated after June 30, 2001 must be accounted for under the purchase method. In addition, all intangible assets acquired that are obtained through contractual or legal right, or are capable of being separately sold, transferred, licensed, rented or exchanged shall be recognized as an asset apart from goodwill. Goodwill and intangibles with indefinite lives will no longer be subject to amortization, but will be subject to at least an annual assessment for impairment by applying a fair value based test.

The Company will continue to amortize goodwill under its current method until January 1, 2002. Thereafter, annual and quarterly goodwill amortization will no longer be recognized. The impact of this change cannot be determined with certainty at this time. By June 30, 2002, the Company will perform a transitional fair value based impairment test. If the fair value is less than the recorded value at January 1, 2002, the Company will recognise any such impairment as a loss in the March 31, 2002 quarter, as a cumulative effect of a change in accounting principle.


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